Exhibit 9

Do **not** tender your NXP shares for less than **fair value**

To learn more, please visit:
www.FairValueForNXP.com

Information agent:
Okapi Partners LLC
t: 1-855-208-8902 (Toll-Free in North America)
e: info@okapipartners.com

ELLIOTT

Protect your NXP investment

If you accept Qualcomm's current offer price, **you risk losing money**

Value lost
$135
$121
$110
NXP's fundamental value per share (based upon Elliott analysis)
NXP's current share price (as of January 29, 2018)
Qualcomm's offer for each share of NXP

We believe Qualcomm's offer of $110 per share dramatically **undervalues** your NXP investment

Do not tender your NXP shares for **less than fair value**.

Qualcomm **needs NXP** and can **afford to pay more**.

For more information about how you can **protect your investment**, visit the website:

FairValueForNXP.com

To learn more, please visit:
www.FairValueForNXP.com

Information agent:
Okapi Partners LLC
t: 1-855-208-8902 (Toll-Free in North America)
e: info@okapipartners.com

ELLIOTT

February 1, 2018

Dear Fellow NXP Shareholder:

Our firm, Elliott Advisors (UK) Limited (“Elliott”), advises funds which collectively hold an economic interest in NXP Semiconductors N.V. (“NXP”) of approximately 7.2%, representing an increase from approximately 6% since our Shareholder Letter dated December 11, 2017.  Our increasing economic interest in NXP, which has current market value of approximately $2.9 billion, underscores our significant level of conviction in the value opportunity present at NXP today, as well as our alignment of interest with our fellow NXP shareholders.

In our December 11, 2017 letter, we wrote to you to outline our view that we believe NXP is worth $135 per share on a fundamental standalone basis, before any control premium that is customary in a takeover situation.  This view is based on our own extensive research and that of our financial advisor, UBS Investment Bank ("UBS"), which we have shared on our website, www.FairValueForNXP.com.

Today, in order to provide additional perspectives on NXP, we are writing to you to outline our view that a take-out price that is fair and reasonable for both QUALCOMM Incorporated (“Qualcomm”) and NXP shareholders needs to include a customary change-of-control premium, and Qualcomm can afford to pay such premium.  In short, we believe the current $110 offer is not even in the right zip- code and a credible offer from Qualcomm requires a price in excess of our estimate of NXP’s intrinsic standalone fair value of $135 per share1.

Our letter is organised as follows:

•	Our views on why NXP is uniquely able to fulfil Qualcomm’s long-term strategic aims;

•	Why we believe a price in excess of $135 per share for NXP is a fair and reasonable take-out price for an acquisition of NXP by Qualcomm; and

•
Why we believe the benefits of the transaction to Qualcomm: (i) justify a price not only well above its current offer of $110 per share, but also in excess of our view of NXP’s intrinsic standalone value of $135 per share, and (ii) deliver significant value to Qualcomm’s own shareholders.

Qualcomm’s current offer for NXP is $110 per share, well below NXP’s current trading price of $120.55 per share, as of the market close on January 29, 2018.  Despite NXP trading above Qualcomm’s offer price since July 27, 2017, we believe it would trade even higher if not for the downward pressure imposed by Qualcomm’s highly opportunistic and unreasonably low offer.  Given our analysis (further detailed at www.FairValueForNXP.com), we believe both Qualcomm and NXP shareholders stand to benefit from a credible offer for NXP — an offer which appropriately and fairly recognizes both NXP’s intrinsic value, the substantial value that will be delivered to Qualcomm and a control premium for NXP shareholders.

___________________________
1 NXP’s standalone value is set out in Elliott’s press release and investor presentation, dated as of December 11, 2017, which can be viewed at www.FairValueforNXP.com

www.FairValueForNXP.com	1

NXP is of significant strategic importance to Qualcomm
NXP is one of the world’s leading semiconductor firms, and we have tremendous respect for what Rick Clemmer and his team have accomplished.  They deserve enormous credit for the achievements to date, and we recognise that the value opportunity described in this letter is only possible due to what they have built over the years.

We believe Qualcomm’s business is in need of a radical overhaul and its prior narrowly focused strategy resulted in its share price significantly underperforming its peers (Qualcomm’s stock price underperformed the SOX by 134% in the 36 months prior to the emergence of the Broadcom Limited (“Broadcom”) bid2) and, as a consequence, left Qualcomm vulnerable to a hostile takeover.  Qualcomm’s decision to make a transformative acquisition with the acquisition of NXP was, in our view, a signal that a rapid and significant change was needed to reverse the chronic underperformance.  Implementing a one-time, sizeable share repurchase programme is no substitute for an attractively priced, synergistic, strategic transaction – even if the estimated short-term EPS accretion is coincidently identical.  We believe NXP uniquely fits Qualcomm’s long-term strategic aims, enhances Qualcomm’s equity story and should re-rate Qualcomm's trading multiples for the following reasons:

•
NXP is uniquely positioned within the semiconductor market to radically enhance Qualcomm’s business mix and provide access to key high growth segments (auto and industrial), which will form a core pillar of Qualcomm’s long-term strategy.  In our view, no other potential target for Qualcomm with a similar revenue contribution in similar end markets has the same strategic fit as NXP does due to NXP’s position across infotainment, in-vehicle networking and safety systems within automotive, leadership in broad-based MCUs and secure element technologies;

•
Acquiring NXP allows Qualcomm to diversify away from its declining licensing business, reducing Qualcomm’s vulnerability to decreasing royalty rates and intensifying competition, while expanding into strategically relevant, high growth end-markets;

•	A combined Qualcomm/NXP business will, in our view, have an enhanced financial profile, with far superior top line growth, margin and cash conversion metrics relative to Qualcomm’s standalone prospects.

As well as being a unique acquisition target with unparalleled strategic fit, we believe NXP is the most actionable transaction for Qualcomm, given that it has already undergone approximately 14 months3 of regulatory reviews and integration planning.  We believe any other transaction would likely seriously delay Qualcomm’s strategic overhaul, an overhaul which has been at the heart of their defence against Broadcom’s hostile offer.

We do not believe we are alone in our assessment of the potential combination - Qualcomm shareholders have already applauded the deal as evidenced by Qualcomm’s stock rising by an amount equal to 29% of NXP’s market capitalisation4 in the month5 following initial rumours of the transaction.  Additionally, the following quotes represent only a small sample of commentary from both Qualcomm senior management and equity research analysts highlighting the important benefits of NXP to Qualcomm:

___________________________
2 Between October 31, 2014 and October 31, 2017
3 Assuming regulatory reviews and integration planning began on the date the transaction was announced (October 27, 2016)
4 As at September 28, 2016
5 Between September 28, 2016 and October 27, 2016

www.FairValueForNXP.com	2

In our view, Qualcomm’s acquisition of NXP will give it instant leadership in the automotive market which could also secure opportunities for Qualcomm’s LTE and 5G technology to become the automotive standard…

Stifel, QCOM: Expecting In-line Quarter; Weak FTC Complaint, 18 Jan 2017

With the addition of NXP, the opportunity to grow content in the car increases dramatically.  And we will be uniquely positioned for ADAS and autonomous driving, a large multi-decade megatrend that is just starting.  You will be hearing more from us on this important topic in the future.

Steven Mollenkopf, Qualcomm CEO, Q2 2017 Earnings Call

NXP would help Qualcomm diversify semiconductor exposure away from smartphones, and lessen the company’s dependence on licensing profits.

BofAML, QCOM: Modeling scenarios for Apple; worst case baked-in, yet expect continued volatility, 2 Feb 2017

In addition, we believe the pending NXP acquisition will provide us with greater scale in automotive, IoT, security and networking with their highly complementary product and world-class sales channel, serving a long tail of customers that are driving growth.  The combined company will be a technology and semiconductor leader with future annual revenues projected to be more than $30 billion.

Steven Mollenkopf, Qualcomm CEO, Q3 2017 Earnings Call

We believe we are on a path to build Qualcomm into the semiconductor engine for the connected world. Steven Mollenkopf, Qualcomm CEO, Q4 2016 Earnings Call

This is also a financially compelling acquisition.  We expect it to be significantly accretive to non-GAAP EPS immediately upon close and we've identified $500 million in cost synergies.  Our capital structure post-close will remain conservative and we remain committed to maintaining a strong investment- grade rating.  We expect to delever quickly giving us strategic flexibility and providing strong support for future capital returns to our stockholders.

Steven Mollenkopf, Acquisition of NXP Semiconductors N.V by Qualcomm Incorporated Call, 27 October 2016

The NXP business, its access to technology and technology scale that would be very hard to do in a stand-alone way.

Steven Mollenkopf, CNBC Transcript: Qualcomm CEO Steve Mollenkopf Speaks with CNBC's David Faber on
“Squawk on the Street” Today, 31 July 2017

www.FairValueForNXP.com	3

We believe an offer in excess of $135 per share is fair and reasonable for both NXP and Qualcomm shareholders
An analysis of prior change-of-control transactions indicates that an average premium to standalone value of 37.1% has been paid in semiconductor transactions (which comprise 12 deals spanning 7 years6) and an average premium to standalone value of 37.0% has been paid in large cap M&A transactions (which comprise 45 deals spanning 7 years7).  Qualcomm itself has rejected an offer at a 33% premium8 yet claims the NXP offer of $110 is “full and fair”9 when it represents an 18.5% discount to standalone value.

Take-out premia in all cash transactions (%)

	Average	Median	# deals
Semiconductor M&A transactions[5]	37.1	37.6	12
Large Cap M&A transactions[6]	37.0	34.7	45

Furthermore, an offer at a premium to standalone value is warranted and justified if a transaction is synergistic to the buyer – Qualcomm has announced a synergy estimate of $500 million.10 However, an analysis of historical synergy targets in semiconductor transactions highlighted below suggests this estimate may prove to be conservative.  We believe NXP shareholders should expect to fairly share in the synergy value created by the transaction.

Announced cost synergies as % of combined LTM cost base (%)11

6 Premium paid on semiconductors M&A transaction with an equity value larger than $1bn since 2010; premium defined as premium of the offer price over the price 4-weeks prior to announcement; source SDC Platinum and Factset
7 Premium paid on large cap M&A transaction with a transaction value larger than $10bn since 2010; premium defined as premium of the offer price over the price 4-weeks prior to announcement; source SDC Platinum and Factset as of January 5, 2018
8 Premium to Qualcomm’s unaffected 30-day VWAP as of November 2, 2017 as per Broadcom’s presentation, dated as of November 6, 2017 9 As per Qualcomm’s press release as of December 11, 2017
9 As per Qualcomm’s press release as of December 11, 2017
10 As per Qualcomm’s investor presentation as of October 27, 2016
11 At announcement; cost base defined as sum of costs of goods sold and operating expense of the target and acquiror in the last twelve months prior to the transaction
12 Calculated applying precedent announced synergy estimates to combined NXP and Qualcomm 2017 cost base of US$20,732m (excluding Standard Products)

www.FairValueForNXP.com	4

Based on the foregoing it is our view that the per share standalone value for NXP provides the floor from which to begin a discussion regarding an appropriate price in a takeover situation – not the end point.  We see no reason why NXP shareholders should be uniquely disadvantaged and not fairly share in the synergies associated with this transaction, which we believe are worth between $19.2 and $48.0 per NXP share13 in addition to standalone intrinsic value.  Qualcomm recently argued that its shareholders should reject a transaction which “substantially undervalued” their shares at 10x 2019 P/E when the SOX is trading at 19x – yet is currently trying to acquire NXP at only 12x when it appears that NXP has none of the long term strategic issues that plague Qualcomm14.

We believe our own financial analysis and the UBS Financial Analysis (that UBS prepared for us and we have made available at www.FairValueForNXP.com) show the financial impact of the NXP deal to Qualcomm remains highly attractive at prices greater than NXP’s fundamental stand-alone value of $135 per share and continues to create significant value for Qualcomm shareholders.

Specifically, the UBS Financial Analysis substantiates our views regarding the financial value of this deal to Qualcomm in several ways.  We believe that the acquisition:

•	Is highly accretive to Qualcomm’s 2019 EPS: approximately 33 to 56% accretive at prices of $145 to 155[15] (which would still imply a large discount to precedent transaction P/E multiples of 22x)[16];

•	Delivers a return on invested capital in excess of Qualcomm’s weighted-average cost of capital[17];

•
Will transform the Qualcomm business mix and provide a superior financial profile which is likely to result in a re-rating and could lead to an increase in excess of 30%18 from Qualcomm's undisturbed share price.  In our view, Qualcomm will not be able to crystallise this upside through a large buyback as it will not improve Qualcomm’s business profile and is therefore unlikely to lead to multiple re-rating.

We believe a transaction can be structured such that all these benefits would be reaped by Qualcomm without taking on any material incremental leverage and thus financial risk.

On the basis of all the above, even if one’s view of NXP’s intrinsic stand-alone fair value is below Elliott’s own estimate of $135 per share, we believe the analysis supports the finding that Qualcomm can deliver value to its shareholders at prices for NXP higher than $135 per share.

We believe NXP shareholders have the opportunity to unlock a material valuation gap that exists today.  Please visit www.FairValueForNXP.com and sign up to learn more today.

Thank you,
Elliott Advisors (UK) Limited

13 Based on annual synergies range of $500m (as announced by Qualcomm) and $1,250m (as implied by precedent transactions) implying NPV range of $6,787m and $16,969m (NPV calculated by valuing post-tax synergies at the blended 2018 P/E of Qualcomm and NXP of 16.3x less integration costs equal to 100% of assumed synergies; assumed NXP tax rate of ~11%)
14 Based on Elliott’s estimate 2019 EPS per its presentation on December 11, 2017
15 Range assuming acquisition prices of $145-$155 per NXP share and: (1) NXP projections as per analyst consensus and $500m of annual synergies on the low end, (2) NXP Management Projections set forth in NXP's Schedule 14D-9 (filed on November 18, 2016) and $1,000m of annual synergies on the high end
16 Precedent P/E multiple of 22x as per Qualcomm’s presentation as of January 16, 2018
17 Based on 2022E ROIC assuming: (1) acquisition prices of $145-$155 per NXP share, (2) NXP Management Projections set forth in NXP's Schedule 14D-9 (filed on November 18, 2016), and (3) Qualcomm’s WACC of 8.2% as per Bloomberg as of January 18, 2018
18 Assuming the combined company trades at 14.9x-17.2x P/E 18E (multiple range implied by the regression analysis of 1-year forward P/E vs. 2-year EPS CAGR measured as of July 1 of every year since 2007), assuming a US$145, all-cash offer with US$750m run-rate synergi

www.FairValueForNXP.com	5

Who we are
Founded in 1977, Elliott Management Corporation is one of the oldest private investment firms of its kind under continuous management.  The firm’s investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm.  Elliott Advisors (UK) Limited is an affiliate of Elliott Management Corporation.

Our approach to NXP is consistent with our approach to many of our current and previous investments.  We have invested a significant amount of time and resources into understanding NXP, including hiring numerous advisors and consultants with whom we have worked together to receive input from over 50 industry participants.  We believe strongly in the value conclusions that we have drawn as a result of this effort.

For more information
We have created a website where NXP shareholders can review additional information about Elliott’s views on NXP including its standalone valuation and an assessment of a fair take-out price.

Elliott’s goal is to ensure that NXP shareholders understand what we believe is the fair value of their investment in NXP on a standalone basis and that we believe Qualcomm should pay an appropriate takeover premium for this unique asset.  You can visit the site by typing the following URL into your web browser www.FairValueForNXP.com

Information agent

www.FairValueForNXP.com	6